Exhibit 99.1

PRELIMINARY NOTE

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes that appear in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on April 30, 2026. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended June 30, 2026 and 2025 are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and 2025 (the “Interim Financial Statements”) included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the six months ended June 30, 2026 and 2025

	Six months ended June 30,		Variance
	2026	2025	$	%
Revenues, net	$3,357,924	$3,259,037	98,887	3.0
Cost of revenues	(2,365,517)	(2,374,817)	9,300	(0.4)

Gross profit	992,407	884,220	108,187	12.2

Marketing expenses	(5,096)	(957,337)	952,241	(99.5)
General and administrative expenses	(1,131,602)	(4,141,758)	3,010,156	(72.7)
Total operating expenses	(1,136,698)	(5,099,095)	3,962,397	(77.7)

Operations loss	(144,291)	(4,214,875)	4,070,584	(96.6)

Other income (expense)
Share of loss from equity investment	(174,899)	(131,484)	(43,415)	33.0
Loss on dilution of equity investment	(129,106)	—	(129,106)	—
Other income	26	4,976	(4,950)	(99.5)
Interest income	248,749	3,006	245,743	8175.1
Interest expense	(54,692)	(106,142)	51,450	(48.5)
Total other expenses, net	(109,922)	(229,644)	119,722	(52.1)

Loss before income taxes	(254,213)	(4,444,519)	4,190,306	(94.3)

Provision for income taxes	—	—	—	—

Net loss	(254,213)	(4,444,519)	4,190,306	(94.3)

Revenue

We primarily generate our revenue by providing Marketing Services to Brands and social media platforms and by selling products to our Creators and customers. We recognize all our revenue on a gross basis, comprising (i) Marketing Services—service fees from Brands and advertising revenue from social media platforms, which are essentially the exact amount Brands and social media platforms pay us; and (ii) Social Commerce—product sales to Creators and customers. Marketing Services are further subdivided into Campaign-Based Marketing Services, Optimization-Based Marketing Services and Marketing Services from Social Media Platforms.

We use revenue to assess our business growth, evaluate our market share, and review our scale of operations; measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational efficiencies.

	Six months ended June 30,				Variance
	2026	%	2025	%	Amount	%
Campaign-Based Marketing Services	$2,965,828	88.32	$2,187,128	67.11	$778,700	35.6
Optimization-Based Marketing Services	166,589	4.96	775,821	23.81	(609,232)	(78.5)
Marketing Services from Social Media Platforms	225,507	6.72	296,088	9.08	(70,581)	(23.8)
Total	$3,357,924	100.0	$3,259,037	100.0	$98,887	3.0

During the six months ended June 30, 2026, we and our subsidiaries recorded revenue of $3,357,924, representing an increase of 3.0% from revenue of $3,259,037 for the six months ended June 30, 2025. The increase in revenue was mainly attributable to the increase in Campaign-Based Marketing Services offset by the decreased revenue from our Optimization-Based Marketing Services and Marketing Services from Social Media Platforms.

Revenue derived from Campaign-Based Marketing Services was $2,965,828 for the six months ended June 30, 2026, compared with $2,187,128 for the six months ended June 30, 2025, representing an increase of 35.6%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was $166,589 for the six months ended June 30, 2026, compared with approximately $775,821 for the six months ended June 30, 2025, representing a decrease of 78.5%. The decrease in revenue was mainly due to the weaken market sentiment, and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong.

Revenue derived from Marketing Services from Social Media Platforms was $225,507 for the six months ended June 30, 2026, compared with $296,088 for the six months ended June 30, 2025, representing a decrease of 23.8%.

We carried out our business through our indirect wholly-owned Macau subsidiary, MLINK, our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and VS Communication, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for the six months ended June 30, 2026 and 2025 are summarized as below:

	Six months ended June 30, 2026					Total
	Macau	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$109,821	$744,277	71.6	$2,111,730	95.6	$2,965,828	88.3
Optimization-Based Marketing Services	—	166,589	16.0	—	—	166,589	5.0
Marketing Services from Social Media Platforms	—	129,053	12.4	96,454	4.4	225,507	6.7
Total	$109,821	$1,039,919	100.0	$2,208,184	100.0	$3,357,924	100.0

	Six months ended June 30, 2025				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$803,669	46.5	$1,383,459	90.5	$2,187,128	67.1
Optimization-Based Marketing Services	775,821	44.8	—	—	775,821	23.8
Marketing Services from Social Media Platforms	150,542	8.7	145,546	9.5	296,088	9.1
Total	$1,730,032	100.0	$1,529,005	100.0	$3,259,037	100.0

We operate in HK SAR, Taiwan and Macau. In HK SAR, the overall revenue generated in the six months ended June 30, 2026 decreased by 39.9% as compared to the six months ended June 30, 2025. The decrease was mainly due to the weaken market sentiment and the decrease in overall spending by major Optimization-Based Marketing Services clients in Hong Kong. In Taiwan, the overall revenue generated in the six months ended June 30, 2026 increased by 44.4% as compared to the six months ended June 30, 2025. The increase in Taiwan was primarily due to our strategy of focusing our efforts on growing several major clients to increase their overall spending. In Macau, the overall revenue generated in the six months ended June 30, 2026 increased by $109,821 as compared to the six months ended June 30, 2025 of nil. The increase in Macau was primarily due to the revenue from the marketing project obtained.

Campaign-Based Marketing Services was the biggest category in Taiwan as they contributed 95.6% revenue in the six months ended June 30, 2026 and 90.5% revenue in the six months ended June 30, 2025.

Campaign-Based Marketing Services was the biggest category in HK SAR as they contributed 71.6% and 46.5% of revenue in the six months ended June 30, 2026 and 2025, respectively.

Campaign-Based Marketing Services contributes 100% of the revenue from Macau in the six months ended June 30, 2026.

Cost of Revenues

	Six months ended June 30,				Variance
	2026	%	2025	%	Amount	%
Campaign-Based Marketing Services	$2,047,191	86.5	$1,458,243	61.4	$588,948	40.4
Optimization-Based Marketing Services	139,054	5.9	690,997	29.1	(551,943)	(79.9)
Marketing Services from Social Media Platforms	179,272	7.6	225,577	9.5	(46,305)	(20.5)
Total	$2,365,517	100.0	$2,374,817	100.0	$(9,300)	(0.4)

Cost of revenues for the six months ended June 30, 2026 decreased slightly to $2,365,517 compared with $2,374,817 for the six months ended June 30, 2025. The decrease was primarily due to changes in the revenue mix and improved overall gross margin.

Cost of Revenues from Campaign-Based Marketing Services was $2,047,191for the six months ended June 30, 2026, compared with $1,458,243 for the six months ended June 30, 2025, representing an increase of 40.4%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business in 2026.

Cost of Revenues from Optimization-Based Marketing Services was $139,054 for the six months ended June 30, 2026, compared with $690,997 for the six months ended June 30, 2025, representing a decrease of 79.9%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Service business.

Cost of Revenues from Marketing Services from Social Media Platforms was $179,272 for the six months ended June 30, 2026, compared with $225,577 for the six months ended June 30, 2025, representing a decrease of 20.5%. The decrease was in line with the decrease in revenue from Social Media Platforms.

Gross Profit

	Six months ended June 30,				Variance
	2026	%	2025	%	Amount	%
Campaign-Based Marketing Services	$918,637	31.0	$728,885	33.3	$189,752	26.0
Optimization-Based Marketing Services	27,535	16.5	84,824	10.9	(57,289)	(67.5)
Marketing Services from Social Media Platforms	46,235	20.5	70,511	23.8	(24,276)	(34.4)
Total	$992,407	29.6	$884,220	27.1	$108,187	12.2

Gross profit was $884,220 for the six months ended June 30, 2025, as compared to $992,407 for the six months ended June 30, 2026, an increase of $108,187. The increase was primarily attributable to the Company’s implementation of a more disciplined approach on client selection by discontinuing our business relationship with certain low-margin clients.

Operating Expenses

	Six months ended June 30,		Variance
	2026	2025	Amount	%
Marketing expenses	$5,096	$957,337	$(952,241)	(99.5)
General and administrative expenses	1,131,602	4,141,758	(3,010,156)	(72.7)
Total	$1,136,698	$5,099,095	$(3,962,397)	(77.7)

Marketing expenses for the six months ended June 30, 2026 were $5,096, compared with $957,337 for the six months ended June 30, 2025, representing a decrease of $952,241, or 99.5%. The decrease was primarily attributable to one-off costs associated with a previously planned marketing event recognized in the prior period that did not recur in the current period.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees, and allowance for expected credit losses on accounts receivable and other receivables. The decrease of $3,010,156 or 72.7% in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 is mainly due to the consulting and professional costs incurred with regards to the fundraising activities and acquisition in the prior period.

Other Income (Expenses)

	Six months ended June 30,		Variance
	2026	2025	Amount	%
Interest income	$248,749	$3,006	$245,743	8175.1
Interest expense	(54,692)	(106,142)	51,450	(48.5)
Share of loss from equity investment	(174,899)	(131,484)	(43,415)	33.0
Loss on dilution of equity investment	(129,106)	—	(129,106)	—
Other income	26	4,976	(4,950)	(99.5)
Total other expenses, net	$(109,922)	$(229,644)	$119,722	(52.1)

Interest income, related party represented the interest income generated from loan receivable and notes receivable due from S T Meng. We charged an interest at the rate of 3% and 12% per annum on the loan receivable and notes receivable, respectively and repayable in the next twelve months.

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense decreased by $51,450, or 48.5%, from $106,142 for the six months ended June 30, 2025 to $54,692 for the six months ended June 30, 2026, which was mainly attributable to the full repayment of the other borrowings in June 2025. The effective interest rate for the six months ended June 30, 2026 was 2.75% per annum (six months ended June 30, 2025: 3.000% to 3.750% per annum).

Share of loss from equity investment was $174,899 for the six months ended June 30, 2026 (six months ended June 30, 2025: $131,484). The loss represented the Company’s proportionate share of net losses from its equity interest in S T Meng, which is accounted for using the equity method.

Loss on dilution of equity investment was $129,106 for the six months ended June 30, 2026. The loss represented the Company’s dilution of equity interest in ST Meng from 21% to 19% as a result of the additional shares allotment undertaken for working capital purposes.

Net Loss

	Six months ended June 30,		Variance
	2026	2025	Amount	%
Net Loss	$(254,213)	$(4,444,519)	$4,190,306	(94.3)

As a result of the foregoing, we reported a net loss of $254,213 for the six months ended June 30, 2026, as compared with $4,444,519 for the six months ended June 30, 2025, a decrease of $4,190,306 or 94.3%.

Capital Structure and Liquidity

Total assets amounted to $9,030,531 as of June 30, 2026, compared with $9,332,704 as of December 31, 2025, representing a decrease of $302,173 or 3.2%. Current assets amounted to $7,403,428 as of June 30, 2026, compared with $7,388,135 as of December 31, 2025. Current liabilities were $5,007,541 as of June 30, 2026, compared with $5,039,741 as of December 31, 2025. The current ratio as of June 30, 2026 was 1.48, compared with 1.47 as of December 31, 2025.

The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of		Variance
	June 30, 2026	December 31, 2025	Amount	%
Current Assets	$7,403,428	$7,388,135	$15,293	0.2
Current Liabilities	(5,007,541)	(5,039,741)	32,200	(0.6)
Working Capital (Deficit)	$2,395,887	$2,348,394	$47,493	2.0

As of June 30, 2026, our working capital was $2,395,887. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

On July 5, 2025, we provided a short-term loan of $1,230,000 to a related party, S T Meng bearing interest at 3% per annum and repayable in the next twelve months. As of the date of issuance of this report, the Company and S T Meng mutually agreed to extend the maturity of the Loan to December 31, 2026 with all other terms remaining unchanged.

On August 29, 2025, the Company extended a loan of $3,800,000 to a related party under a convertible note receivable bearing interest at 12% per annum and maturing twelve months from the issuance date. As of June 30, 2026 and the date of this report, the conversion contemplated under the debt conversion and share subscription agreement dated April 27, 2026 between the Company and S T Meng remained pending, and no ordinary shares relating to the conversion had been issued. Management continued to evaluate the proposed conversion and had not reached a final decision as of the date of this report.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2023 and the term loan facility, and anticipated collections on the loan receivable will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

Contractual Obligations

As of June 30, 2026, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,329,846 and $2,183,663, respectively. As of December 31, 2025, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,425,369 and $1,734,660, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of June 30, 2026, total undiscounted future minimum lease payments amounted to $192,516, of which $10,196 represents imputed interest, resulting in operating-lease liabilities of $182,320. As of December 31, 2025, total undiscounted future minimum lease payments amounted to $227,969, of which imputed interest was $13,950, resulting in operating-lease liabilities of $214,019.

Cash Flows

The following table summarizes our cash flow data for the periods presented:

	Six months ended June 30,
	2026	2025
Net cash provided by (used in)
Operating activities	(768,053)	(2,155,713)
Investing activities	(9,675)	—
Financing activities	431,121	9,047,303
Net increase (decrease) in cash and cash equivalents and restricted cash	(346,607)	6,891,590
Effect of foreign currency translation	41,806	(265,061)
Cash and cash equivalents and restricted cash, beginning of the period	1,076,048	775,246
Cash and cash equivalents and restricted cash, end of the period	771,247	7,401,775

Operating Activities

Net cash used in operating activities was $768,053 and $2,155,713 for the six months ended June 30, 2026 and 2025, respectively.

Net cash used in operating activities for the six months ended June 30, 2026 was primarily the result of net loss of $254,213, a decrease in accounts and other payables of $385,851, operating lease liabilities of $32,293 and increase in accounts and other receivables of $193,146, and non-cash adjustments consisting of depreciation and amortization of $5,577, non-cash lease expenses of $32,292, share of loss from equity investment of $174,899, loss on dilution of equity investment of $129,106 and interest income, related party of $244,424.

Net cash used in operating activities for the six months ended June 30, 2025 was primarily the result of the net loss of $4,444,519, decrease in accounts payable of $297,470 and accruals and other payables of $207,386. These amounts were partially offset by a decrease in accounts receivable of $497,507, deposits, prepayments and other receivables of $1,861,053, an increase in receipt in advance of $286,661, non-cash adjustments consisting of depreciation on plant and equipment of $6,754, share of loss from equity investment of $131,484 and amortization of intangible assets of $10,203.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. Accounts receivable balances that are past due under the applicable credit terms are minimal.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026, was the result of the purchase of plant and equipment of $9,675.

There was no cash provided or used in investing activities for the six months ended June 30, 2025.

Financing Activities

Net cash provided by financing activities amounted to $431,121 for the six months ended June 30, 2026 primarily comprised of advances from related parties of $526,644 partially offset by the repayments of short-term bank loans and other borrowings in aggregate of $95,523.

Net cash provided by financing activities amounted to $9,047,303 for the six months ended June 30, 2025 primarily comprised of proceeds from public offerings of $9,176,098, advances from related parties of $256,857, offset by the repayments of other borrowings of $321,936 and repayments to related parties of $63,716.

OFF-BALANCE-SHEET ARRANGEMENTS

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging, or research and development services with us.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of plant and equipment and intangible assets, operating lease, long-term investments, recoverability of long-lived assets, allowance for expected credit losses, share-based compensation, provisions necessary for contingent liabilities, revenue recognition, impairment on goodwill, and intangible assets, income tax provision, deferred taxes and uncertain tax position. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparing our consolidated financial statements.

The following critical accounting policies were used in preparing our consolidated financial statements:

Basis of presentation

The accompanying unaudited condensed consolidated financial statements include our accounts and our subsidiaries. We eliminate all significant intercompany balances and transactions in its unaudited condensed consolidated financial statements.

We have prepared the accompanying unaudited condensed consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). We maintain its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We make these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution. Investments with original maturities of more than three months but less than twelve months are classified as other current assets.

Deposits and prepayments

We make a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. We typically apply a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in our results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We review goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

We perform annual impairment test of goodwill at the end of each fiscal year. First, we assess qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, we perform a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Accounting for the impairment of long-lived assets

We annually review long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if we have inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset exceeds its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported as lower of the carrying amount or fair value less costs to sell.

Lease

Effective January 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. We first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. We accrue costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, we disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. We do not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). Our functional currency of the subsidiaries is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and VS Communication’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Our revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Revenue Recognition

We adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We recognize revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when we have negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer.

A summary of each of our revenue streams under ASC 606 is as follows:

Marketing services from clients

We offer clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage our experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. We provide custom-made digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, we provide (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; and (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google. The performance obligation under the campaign-based marketing services is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount we are entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. We may contract directly with a third-party, however, we are responsible for delivering the campaign results to its clients with or without the third-party. We are responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. We have discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

We monetize its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. We recognize revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence we provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. We pay certain third parties a percentage of advertising revenue for their service of the creation of contents. We control the advertising service as we are primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

We recognize revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although we did not bear inventory risk, we have separate agreements with its customers and suppliers. We have primary responsibility for products meeting customers’ specifications, instead of suppliers, and have discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with our customers, nor are the beneficiaries of our customer agreements. Accordingly, we have control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

We do not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

Significant balance sheet accounts related to the revenue cycle are as follows:

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable are within 30 days upon the invoice issued. We maintain an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. We consider several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Expected credit losses

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Income taxes

We recognize deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

We determine that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

We present comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income (loss) per share

We compute income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and/or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with our internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing our business segments.

Our chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in two reportable segments, marketing services and social commerce segments for the years presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Financial instruments

Our financial instruments, including cash and cash equivalents, accounts receivable, deposits, prepayments, and other receivables, accounts payable, accruals and other payables, receipt in advance, amounts due from (to) related parties, and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level valuation hierarchy is used for the disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

We analyze all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the impact that the adoption of this update may have on its financial statements.

Except for the above-mentioned pronouncements, recently issued accounting standards are not expected to have a material impact on the consolidated balance sheets, statements of operations and cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. As of June 30, 2026 and December 31, 2025, we have no outstanding foreign currency hedge contracts.

INTEREST RATE RISK EXPOSURE

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our variable-rates short-term bank loans and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of June 30, 2026 and December 31, 2025.